Franklin Bank Corp.

9800 Richmond, Suite 680, Houston, Texas 77042	Telephone: 713-339-8900 Facsimile: 713-952-2830
January 30, 2006
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. (Mail Stop 0408)
Washington, D.C. 20549

Attention:	John P. Nolan Paula Smith

Re:	Franklin Bank Corp. Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 000-50518
Dear Mr. Nolan and Ms Smith:
     Reference is made to the letter of the staff of the Division of Corporation Finance (the “Staff”), dated January 12, 2006, setting forth comments to Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Fiscal Quarter Ended September 30, 2005 (File No. 000-50518) (the “2004 10-K” and “September 10-Q”) of Franklin Bank Corp. (the “Company”).
     Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Unless otherwise indicated, all references to page numbers are to the Company’s 2004 10-K or September 2005 10-Q.
Form 10-K
Item 3. Legal Proceedings, page 20
1.	Please refer to prior comment #1 in our letter dated November 30, 2005. In your response you discussed the execution of the lawsuit’s final settlement and remittance of the proceeds as having occurred on July 25, 2005, and July 29, 2005, respectively. In your next response letter, please specifically quantify the amount of legal and any other fees associated with this case for the relevant financial statement periods as well as the final settlement amount which was accrued for in the second quarter of 2005.
     Response. The following table shows the amount of before tax legal and other fees expensed during each applicable period, as well as the amount of cash payments made, the gross settlement and the insurance reimbursement received. (dollars in thousands)

	Legal			Insurance	Net
	Expense	Cash	Gross	Reimbursement	Cash
Period	Recorded	Payments	Settlement	Received	Payments
2003	$157	$122			$122
2004	$365	$419		$5	$414
1st Qtr 2005	$300	$226		$96	$130
2nd Qtr 2005	$777	$99		$491	($392)
3rd Qtr 2005		$456	$850	$408	$898
4th Qtr 2005	($77)	$350			$350
Total	$1,522	$1,672	$850	$1,000	$1,522
Note: All fees and expenses associated with the lawsuit are included in the legal expense recorded column.
2.	Please provide the analysis used to support your conclusions for not disclosing the outstanding litigation as required under Item 103 of Regulations S-K.

Response. Item 103 of Regulations S-K requires the registrant to “Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject.”
     This litigation relates to the construction lending business of the Company’s subsidiary, that was and remains a major product line for the subsidiary and in the opinion of the Company would be considered to be ordinary routine litigation applicable to this specific product.
The instructions to Item 103 give the following guidance on what should be disclosed.

“If the business ordinarily results in actions for negligence or other claims, no such action or claim need be described unless it departs from the normal kind of such actions.”
     The Company’s banking subsidiary from time to time is named in various claims relating to its banking business. The claim by the plaintiffs did not depart from the normal kind of actions claimed against the Company.
“No information need be given with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis. However, if any proceedings presents in a large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the amount involved in such other proceeding shall be included in computing such percentage.”
     In January 2004, the plaintiffs amended their initial petition to claim unspecified damages against the Company. Prior to this date, the plaintiffs were seeking injunctive relief for any proceeds that were received over $1,059,919.00 in foreclosure by the Company. In the plaintiffs’ original petition, the plaintiffs claimed that all funds advanced by the Company after their contract to purchase the property were subordinate to their claim. This amount was approximately $800,000. Additionally, at this time the Company had one other complaint that related to the same general factual issues. This complaint also alleged unspecified damages. The complainant in this claim had a mortgage on the property of approximately $165,000 that they had paid in full. The Company used these two amounts as a reasonable basis for determining the damages sought the pending actions. On a combined basis these claims totaled approximately $965 thousand. This amount is significantly below the 10 percent of assets threshold of $228 million based on the Company’s assets at January 2004.
     The other three items in the instructions deal with bankruptcy or similar proceedings, interest of directors, officers or affiliates that are adverse to the registrant and environmental actions, none of which would apply to this claim.
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Results of Operations
Non-interest Expense, page 8
3. Please refer to prior comment #6. In your response, please fully explain how you determined that your accounting was consistent with paragraph 8 of SFAS No. 5 for all relevant periods, as previously requested. Please fully discuss how the facts, circumstances and events related to this case were considered in your determination of the timing and amount of the settlement accrual, specifically tell us your rationale for recording the settlement prior to the final judgment date in your June 30, 2005 quarterly report.
     Response. Paragraph 8 of SFAS No. 5 requires the accrual of a loss contingency when (i) information available prior to the issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements, (ii) it is probable that one or more future events will occur confirming the fact of the loss and (iii) the amount of the loss can be reasonably estimated. As part of its disclosure controls and procedures, the Company conducts an assessment of pending litigation prior to filing its periodic and annual reports under the Securities Exchange Act of 1934, as amended. This assessment involves a review by the Company’s management and its internal legal counsel of all litigation pending against the Company to determine if it is probable or reasonably possible (as such terms are used in Paragraph 3 of SFAS No. 5) that any of such litigation would result in a loss or impairment of an asset. In conducting this assessment, management and its internal counsel consult with external legal counsel handling the litigation as necessary to complete the assessment. In the case of the lawsuit that is the subject of the Staff’s inquiry, management and the Company’s internal legal counsel reviewed the pleadings filed by the parties in the case, discussed the status of the litigation together and with external counsel, and reviewed the status of the litigation, including likely outcomes, with external legal counsel handling the litigation, prior to filing the 2004 10-K and the September 2005 10-Q. As of the date of filing each of those reports, based on management’s independent assessment of the case and the advice received from trial counsel in the litigation, the Company believed (i) the amount of damages asserted in the case was substantially less than the disclosure threshold established in Item 103 of Regulation S-K, and (ii) the actions of the Company’s employees did not support the allegations of fraud and conspiracy or an award of punitive damages. Accordingly, the Company determined in the case of both the 2004 10-K and the March 2005 10-Q that an outcome adverse to the Company was neither probable nor reasonably possible. Based on the facts of the case, the progress of the case through the respective dates of assessment and the statements of the Company’s external counsel regarding the case, the Company at no time prior to the second quarter of 2005 held the belief that an adverse outcome was more than remote. Thus the Company did not believe that disclosure was either required or appropriate under SFAS No. 5.
     In determining the timing and amount of the settlement accrual, the Company referred to paragraph 8 of SFAS No. 5 and paragraphs 33 thru 39 of Appendix A to SFAS No. 5. When the jury returned a verdict against the Company in May 2005, the condition for an unfavorable outcome to the Company became probable. The Company relied on paragraph 35 of Appendix A of SFAS No. 5, for recording the settlement in the June 30, 2005 quarterly report. Paragraph 35 states “If those financial statements have not been issued, accrual of a loss related to litigation, claim, or assessment would be required if the probability of loss is such that the conditions in paragraph 8(a) is met and the loss can be reasonable estimated.” Since the determination of the settlement occurred prior to the issuance of the Company’s financial statements, which occurred on August 9, 2005, and the verdict in the trial was prior to the date of the financial statements, the Company believes that the accrual of the settlement was appropriate in the June 30, 2005 quarterly report.
* * * * * *

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (713) 339-8950, or Russell McCann at (713) 339-8920, if you have any questions or comments relating to the response.

Sincerely,
/s/ Anthony J. Nocella
Anthony J. Nocella
President and CEO

cc:	Russell McCann